Exhibit 99.1

CRH Medical Corporation Announces Majority Purchase of Knoxville Gastroenterology Anesthesia Associates

VANCOUVER, September 10, 2015 - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (“CRH” or the “Company”), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, announced today the completion of a transaction whereby CRH has acquired 51% ownership of Knoxville Gastroenterology Anesthesia Associates (“KGAA”).

KGAA provides anesthesia services to three ambulatory surgical centers in the Knoxville, Tennessee metropolitan area. KGAA is expected to perform approximately 30,000 endoscopic procedures annually and generate anticipated revenues of approximately US$6,500,000 per year. The consideration for CRH’s 51% ownership interest of KGAA consisted of a combination of cash on hand and 375,612 newly issued common shares of CRH.

Highlights of the transaction:

•	Annual KGAA revenue estimated at US$6,500,000
•	First anesthesia joint venture structure for CRH (51% ownership stake)
•	CRH expects strong organic growth within KGAA’s business
•	Associated GI practice has been a long-standing CRH O’Regan customer
•	Expansion of services into Tennessee, with CRH now servicing operations in the States of Florida, Georgia, North Carolina and Tennessee
•	Closing is effective immediately and integration is already underway

Edward Wright, CEO of CRH, stated, "This transaction is well-aligned with our acquisition strategy in anesthesia and the joint venture structure is the first partnership of its kind for CRH. The JV structure is another way that CRH expects to create significant value for our shareholders and our physician partners. We continue to build our pipeline of acquisition targets and believe there are considerable opportunities for growth in our anesthesia business.”

About CRH Medical Corporation:

CRH Medical Corporation is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I - IV. CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates a full service anesthesia services division serving the gastroenterology community, which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures than in the absence of anesthesia. CRH expects  to leverage the capabilities it acquired through these gastroenterology anesthesia companies to consolidate the highly fragmented gastroenterology anesthesia provider business. The  Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

Forward looking statements:

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “should,” “plan,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation  Reform Act of 1995 and Canadian securities laws. Readers are also cautioned regarding statements discussing estimated revenues and future growth of the acquired business; profitability; anticipated benefits; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the anticipated benefits of the acquisition, successful completion of additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and our ability to leveraging our existing operations and capabilities. Such forward-looking statements are subject to various risks and uncertainties, including risks related to integration of KGAA, the JV structure; contractual risks related to the duration of anesthesia services agreements and the risk factors identified in CRH's filings with the Canadian securities  regulators and in the Registration Statement. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward- looking statements except as otherwise required by applicable law.

CRH Medical Corporation
David Matousek
Director of Investor Relations
800.660.2153 x1030
dmatousek@crhmedcorp.com
www.crhmedcorp.com